

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

November 9, 2009

Mr. Jeffrey S. Keuntjes
Vice-President Finance, Energy Composites Corporation
440 Commerce Drive
Wisconsin Rapids, WI 54494

Re: Energy Composites Corporation
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended June 30, 2009
File No. 0-28867

Dear Mr. Keuntjes:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2008

Results of Operations, page 13

1. We note that you have begun implementing cost reduction initiatives. In future filings please enhance your disclosures to identify the types of cost cutting measures you are undertaking and the expected benefits to your business.

2. We note your reference to EBITDA on page 15. This disclosure does not appear to comply with Item 10(e) of Regulation S-K. Please either delete your presentation of this non-GAAP measure in future filings or include appropriate disclosures to comply with Item 10(e) of Regulation S-K. If you intend to continue to use this measure, please provide us with your proposed disclosures.

Liquidity and Capital Resources

Table of Contractual Obligations, page 18

3. To increase transparency of cash flow, in future filings please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions. Reference footnote 46 of Staff Release #33-8350

Notes to the Consolidated Financial Statements

Note 7. Financing Arrangements, page 35

4. We note that you were not in compliance with various restrictive financial covenants contained in the industrial revenue bonds. Given the importance of available funding to your business, please revise future filings to present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation may allow an investor to more easily understand your current status in meeting your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Note 10. Income Taxes, page 40

5. We note your determination that it is more likely than not that the full amount of the recorded deferred tax assets will be realized based on the Company's previous history of operating profits. Given your recent results, please enhance your disclosures to identify the positive and negative evidence you consider when determining what changes are required in your valuation allowance. Refer to paragraphs 23 and 24 of SFAS 109.

Item 9A. Controls and Procedures, page 45

6. We note your disclosure that AFT was excluded from your evaluation of internal control over financial reporting and that you have evaluated ICFR and deemed it effective at December 31, 2008. Please help us understand what ICFR you have evaluated given your financial statements reflect continuing operations of AFT subsequent to the reverse merger.

Form 10-Q for the quarter ended June 30, 2009

General

7. We note your disclosure that you adopted the requirements of SFAS 165 in the quarter ended June 30, 2009. In future filings please ensure that you have disclosed the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued as required by paragraph 12 of SFAS 165.

Note 7. Convertible Notes Payable, page 12

8. We note that your private placement agreement contains anti-dilution provisions. With a view towards future disclosure, please tell us how you have considered EITF 07-5 and whether the warrants and beneficial conversion features in this agreement need to be classified as liabilities and fair valued every reporting period.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief